UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67283

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/2022__ AND ENDING __06/30/2023__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __White Oak Merchant Partners LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__3 Embarcadero Center, Suite 540__

(No. and Street)

__San Francisco__	__CA__	__94111__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Andre Hakkak__	__415-644-4117__	__AHakkak@whiteoaksf.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Spicer Jeffries, LLP__

(Name – if individual, state last, first, and middle name)

__4601 DTC Blvd, Suite 700__	__Denver__	__CO__	__80237__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__349__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Andre Hakkak_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _White Oak Merchant Partners LLC_____, as of
_6/30_____, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARIA CAROLINA PICO
Notary Public - State of Florida
Commission # GG 919569
My Comm. Expires Jan 30, 2024
Bonded through National Notary Assn.

Signature: _____

Title: _____
Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WHITE OAK MERCHANT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2023

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
White Oak Merchant Partners, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Footnote 74 of SEC Release 34-70073 in which White Oak Merchant Partners, LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
September 26, 2023

WHITE OAK MERCHANT PARTNERS, LLC
Statement of Financial Condition
JUNE 30, 2023

Assets		
Cash	$	238,130
Prepaid Expenses		3,143
Total assets	$	241,273
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	33,176
Member's equity		208,097
Total liabilities and member's equity	$	241,273

See Accompanying Notes to Financial Statements

1.   Business and Summary of Significant Accounting Policies

Business

White Oak Merchant Partners, LLC (the "Company") is a California Limited Liability Company formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, member's liability is limited to the amount reflected in their capital accounts.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based GAAP governing revenue recognition with a principles-based approach.

The Company recognizes revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Line of Credit

On March 1, 2021, the Company's sole member, White Oak Financial LLC, renewed an existing credit agreement with First Republic Bank, with a revised maximum borrowing of $7,000,000. While not a borrower or guarantor, the Company's fees represent collateral under the First Republic Bank credit agreement. The credit line bore interest at the bank's prime lending rate less 1%, with the minimum interest rate revised at 2.75% per annum. Interest was paid monthly. The line was repaid in full during April 2021, at which time availability under the agreement decreased to $2,000,000 for the remainder of the loan term.

On September 21, 2021, the Company's sole member, White Oak Financial LLC, entered into a $35,000,000 credit agreement with Mizuho Bank ("the Mizuho credit agreement"). While not a borrower or guarantor, the Company's fees represent collateral under the Mizuho credit agreement. White Oak Financial, LLC, was required to terminate its existing credit agreement with First Republic Bank as a condition of borrowing under the Mizuho credit agreement. As of September 21, 2021, there were no outstanding borrowings under the credit agreement with First Republic Bank.

Borrowing under the facility was structured as a term loan, bearing interest at the bank's prime lending rate plus 3.50%, or Libor plus 4.50% and interest payable quarterly. Loan amortization was meant to commence on September 30, 2022, with interest payable quarterly. All borrowings were to be repaid in full at the loan's maturity date of September 21, 2026. Under the terms of the credit agreement, White Oak Financial LLC was required to maintain a total leverage ratio and a debt service coverage ratio within prescribed levels. White Oak Financial LLC maintained all financial covenants during the loan period.

On March 8, 2022, White Oak Financial LLC repaid $35,000,000 in principle plus interest when it refinanced its Mizuho credit agreement and entered into a new credit agreement totaling $42,373,909 with BMO ("the BMO credit agreement"). While not a borrower or guarantor, the Company's fees represent collateral under the BMO credit agreement. White Oak Financial, LLC, was required to terminate its existing credit agreement with Mizuho Bank as a condition of borrowing under the BMO credit agreement. As of March 8, 2022, there were no outstanding borrowings under the credit agreement with Mizuho Bank.

As of March 8, 2022, the BMO credit agreement consists of the following three credit facilities:

	Actual Borrowing	Maximum Borrowing
Term loan facility	$ 24,500,000	$ 24,500,000
GP term loan facility	8,873,909	10,500,000
Revolving credit facility	9,000,000	9,000,000
Total	$ 42,373,909	$ 44,000,000

As of December 31, 2022, the BMO credit agreement was adjusted to the below borrowing totals on the three credit facilities:

	Actual Borrowing	Maximum Borrowing
Term loan facility	$ 21,437,500	$ 24,500,000
GP term loan facility	7,096,990	10,500,000
Revolving credit facility*	-	19,650,000
Total	$ 28,534,490	$ 54,650,000

The Term Loan facility bears interest at the secured overnight financing rate ("SOFR rate") plus 2.5% and interest is payable quarterly. Loan amortization payments for the Term Loan facility commenced on April 10, 2022, and is payable quarterly. The Term Loan facility must be repaid in full as of March 8, 2025, the maturity date.

The Revolving Credit facility bears interest at the secured overnight financing rate ("SOFR rate") plus 3%, payable on repayment. The Revolving Credit facility must be repaid in full within 140 days of receipt.

The GP Term Loan facility bears interest equal to the prime rate less 0.25% (provided that it cannot be less than 2%) and interest is payable quarterly. Proceeds under the GP Term Loan facility related to an investment made within one of the Funds under the White Oak Financial LLC management. While there is no minimum required payment associated with the GP Term Loan facility, under the terms of the agreement, White Oak Financial LLC is required to repay any after tax proceeds received from this investment. The GP Term Loan matures five years from the contract date in March 2027, with the option to extend for annual one year periods on the five year anniversary date pending mutual agreement between the bank and White Oak Financial, LLC.

Under the terms of the BMO Credit Agreement, White Oak Financial, LLC is required to maintain a minimum cash balance, a total leverage ratio and a debt service coverage ratio within prescribed levels. It is also subject to certain restrictions, including limits on Indebtedness. White Oak Financial, LLC maintained all financial covenants during the loan period.

The scheduled minimum loan repayments under the Term Loan and Revolving Credit facilities for the

next five years as of December 31, 2022, are as follows:

2023	$	4,083,333
2024		4,083,333
2025		13,270,834
	$	21,437,500

As of June 30, 2023, the BMO credit agreement was further adjusted to the below borrowing totals on the three credit facilities:

	Actual Borrowing	Maximum Borrowing
Term loan facility	$ 19,395,833	$ 24,500,000
GP term loan facility	7,469,002	10,500,000
Revolving credit facility*	5,000,000	25,650,000
Total	$ 31,864,835	$ 60,650,000

The scheduled minimum loan repayments under the Term Loan and Revolving Credit facilities for the next five years as of June 30, 2023 are as follows:

2023	$	7,041,667
2024		4,083,333
2025		13,270,834
	$	24,395,833

<u>Income Taxes</u>

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

WHITE OAK MERCHANT PARTNERS, LLC
Notes to Financial Statements
<u>JUNE 30, 2023</u>

<u>Use of Estimates</u>

The process of preparing financial statements in conformity with US Generally Accepted Accounting Principles requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

<u>New Accounting Pronouncement – ASC 842 Leases</u>

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). The new accounting standard is applied to operating leases with a term greater than 12 months and requires lessee's to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset").

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease asset exceeds the value of the associated operating lease liability, the amount by which the asset's value exceeds the associated lease liability must be deducted for net capital purposes.

The new guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter will substantially negate the effect of its application on the Company's Net Capital; however, management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These new disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset. The lease is not in the name of the Company but is in the

name of the Parent. An expense sharing agreement has been established as described in Note 4 below.

WHITE OAK MERCHANT PARTNERS, LLC
Notes to Financial Statements
JUNE 30, 2023

2.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2023, the Company had net capital of $204,954 which was $199,954 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.1619 to 1. For the fiscal year, the Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(c) under the provisions of Footnote 74. Accordingly, there are no items to report under the requirements of this Rule.

4.   Related Party Transactions

Effective September 2018, the Company revised the previous expense sharing agreement with an affiliate, White Oak Global Advisors, LLC ("WOGA"). Both WOGA and Company are wholly owned by White Oak Financial, LLC. Under the terms of this Agreement, WOGA has agreed to pay all ordinary operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The revised expense sharing agreement was formally memorialized on September 25, 2018.

During the year ended June 30, 2023, the Company incurred expenses totaling $4,469 which were paid by a related party, White Oak Global Advisors. At June 30, 2023, $21,188 was payable to the related party which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

From time to time, White Oak Merchant Partners' affiliated entities participate in deals for which the Company acts as a broker-dealer. In such instances, the Company does not earn fees for the participation of affiliated entities.

The Company provides advisory and placement agent services to clients for private debt offerings where funds and separately managed accounts advised by WOGA may act as lenders to the Company's clients. During the year ended June 30, 2023, the Company earned $2,226,563 in fees from advisory services to clients advised by WOGA.

WHITE OAK MERCHANT PARTNERS, LLC
Notes to Financial Statements
JUNE 30, 2023

5.   Contingency

On March 5, 2016, Intrepid Investments, LLC ("Intrepid") instituted an action in the Court of Chancery of the State of Delaware captioned Intrepid Investments, LLC - V. - London Bay Capital, LLC, London Bay Fund I, LLC, London Bay -TSS Acquisition Company, LLC, London Bay - TSS Holding Company, LLC, Olayan America Corporation, Crel Investments Limited, CREL/Oak, LLC, KHL Limited Lone Star SPV I, LLC, LS Holdings Group, LLC, LBCDLF, LLC, Selling Source Investment Company, LLC, Derek Craig Lafavor Living Trust, DLF Services, Inc., White Oak Global Advisors, LLC, White Oak Merchant Partners, LLC, White Oak Strategic Master Fund, L.P., Full Circle Capital Corporation, Sam Humphreys, Alton Irby, Douglas Tulley, Michael Levin, David Kostman, Glenn Mckay, Derek Lafavor, and Michael Brant, Civil Action No. 12077-VCS.

The suit alleges that the officers and as majority owners of Selling Source, LLC, engaged in a set of transactions that harmed minority owner Intrepid. Intrepid alleges that White Oak Global Advisors, White Oak Merchant Partners, and White Oak Strategic Master Fund, as lenders to certain of the majority owners, knowingly participated in some of these transactions and are therefore liable. White Oak does not believe that White Oak Merchant Partners or White Oak Strategic Master Fund were at all involved in the conduct at issue. All White Oak parties filed motions to dismiss all claims against them. After the motion to dismiss had been filed, Intrepid filed a second amended complaint, which the White Oak defendants again moved to dismiss in its entirety. On June 21, 2019, Intrepid filed a third amended complaint, and the White Oak defendants made a third motion to dismiss, which was fully briefed on December 20, 2019. On October 29, 2020, oral arguments were held on the motions to dismiss. In December 2020, the Delaware court decided to stay this action pending resolution of the summary judgment motion in a related New York matter. After White Oak and Selling Source prevailed in the New York action, the parties filed additional submissions in the Delaware action regarding the effect of the Appellate Division New York court's ruling. In June 2023, the Delaware court dismissed a few claims brought by Intrepid related to White Oak's motion to dismiss but largely denied the motion.

White Oak Global Advisors, LLC is fully insured for such litigation, and, in any event, the Company believes even a negative outcome in this litigation would not have an adverse, material impact on the financial condition of White Oak Merchant Partners, LLC. The Company has received the opinion of counsel that the claims of this litigation do not require treatment as contingent liabilities.

6.   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events through required disclosures and/or adjustments.